UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contactos: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

CORRECTION: ASUR Year-to-December 2017 Passenger Traffic

Mexico City, January 12, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia announced a correction to year-to-December 2017 passenger traffic figures published on January 4, 2018. Traffic figures for the month of December 2017 remain unchanged.

As such, year-to-December 2017 passenger traffic in Colombia declined 0.9%, instead of the 5.2% decrease originally reported. Consequently, total passenger traffic for the year ended December 2017 increased 4.1% compared to same period in 2016, instead of 3.2% as initially reported.

Passenger Traffic Summary
	December		% Chg	Annual		% Chg
	2016	2017		2016	2017
Mexico	2,693,564	2,856,846	6.1	28,407,051	31,052,569	9.3
Domestic Traffic	1,247,456	1,286,139	3.1	12,957,652	14,310,728	10.4
International Traffic	1,446,108	1,570,707	8.6	15,449,399	16,741,841	8.4
San Juan, Puerto Rico	852,142	648,292	(23.9)	9,032,627	8,407,404	(6.9)
Domestic Traffic	746,988	589,730	(21.1)	7,900,148	7,389,095	(6.5)
International Traffic	105,154	58,562	(44.3)	1,132,479	1,018,309	(10.1)
Colombia	950,441	833,062	(12.3)	10,140,529	10,051,129	(0.9)
Domestic Traffic	821,789	692,141	(15.8)	8,793,417	8,660,472	(1.5)
International Traffic	128,652	140,921	9.5	1,347,112	1,390,657	3.2
Total Traffic	4,496,147	4,338,200	(3.5)	47,580,207	49,511,102	4.1
Domestic Traffic	2,816,233	2,568,010	(8.8)	29,651,217	30,360,295	2.4
International Traffic	1,679,914	1,770,190	5.4	17,928,990	19,150,807	6.8

ASUR Page 1 of 3

Mexico Passenger Traffic
		December		% Chg	Annual		% Chg
		2016	2017		2016	2017
Domestic Traffic		1,247,456	1,286,139	3.1	12,957,652	14,310,728	10.4
CUN	Cancun	650,034	683,439	5.1	6,844,158	7,808,368	14.1
CZM	Cozumel	13,135	15,195	15.7	140,966	136,851	(2.9)
HUX	Huatulco	55,182	59,568	7.9	545,157	640,207	17.4
MID	Merida	172,687	182,477	5.7	1,781,053	1,947,095	9.3
MTT	Minatitlan	19,018	14,133	(25.7)	221,964	194,440	(12.4)
OAX	Oaxaca	65,586	75,937	15.8	687,456	784,765	14.2
TAP	Tapachula	32,089	26,918	(16.1)	296,816	278,118	(6.3)
VER	Veracruz	114,810	118,495	3.2	1,242,663	1,299,989	4.6
VSA	Villahermosa	124,915	109,977	(12.0)	1,197,419	1,220,895	2.0
International Traffic		1,446,108	1,570,707	8.6	15,449,399	16,741,841	8.4
CUN	Cancun	1,362,328	1,474,807	8.3	14,571,637	15,793,141	8.4
CZM	Cozumel	35,172	35,784	1.7	397,126	404,747	1.9
HUX	Huatulco	15,543	18,158	16.8	117,623	136,425	16.0
MID	Merida	15,370	22,407	45.8	163,729	201,389	23.0
MTT	Minatitlan	716	592	(17.3)	11,278	6,779	(39.9)
OAX	Oaxaca	5,384	8,249	53.2	59,454	77,521	30.4
TAP	Tapachula	1,199	1,324	10.4	11,972	14,474	20.9
VER	Veracruz	6,530	5,657	(13.4)	73,204	67,983	(7.1)
VSA	Villahermosa	3,866	3,729	(3.5)	43,376	39,382	(9.2)
Traffic Total Mexico		2,693,564	2,856,846	6.1	28,407,051	31,052,569	9.3
CUN	Cancun	2,012,362	2,158,246	7.2	21,415,795	23,601,509	10.2
CZM	Cozumel	48,307	50,979	5.5	538,092	541,598	0.7
HUX	Huatulco	70,725	77,726	9.9	662,780	776,632	17.2
MID	Merida	188,057	204,884	8.9	1,944,782	2,148,484	10.5
MTT	Minatitlan	19,734	14,725	(25.4)	233,242	201,219	(13.7)
OAX	Oaxaca	70,970	84,186	18.6	746,910	862,286	15.4
TAP	Tapachula	33,288	28,242	(15.2)	308,788	292,592	(5.2)
VER	Veracruz	121,340	124,152	2.3	1,315,867	1,367,972	4.0
VSA	Villahermosa	128,781	113,706	(11.7)	1,240,795	1,260,277	1.6

Us Passenger Traffic, San Juan Airport (LMM)
		December		% Chg	Annual		% Chg
		2016	2017		2016	2017
SJU Total		852,142	648,292	(23.9)	9,032,627	8,407,404	(6.9)
Domestic Traffic		746,988	589,730	(21.1)	7,900,148	7,389,095	(6.5)
International Traffic		105,154	58,562	(44.3)	1,132,479	1,018,309	(10.1)

Colombia Passenger Traffic Airplan
		December		% Chg	Annual		% Chg
		2016	2017		2016	2017
Domestic Traffic		821,789	692,141	(15.8)	8,793,417	8,660,472	(1.5)
MDE	Rio Negro	567,267	467,881	(17.5)	6,038,983	6,038,983	(1.5)
EOH	Medellin	106,746	95,969	(10.1)	1,033,507	1,033,507	(0.0)
MTR	Monteria	84,373	73,668	(12.7)	942,943	942,943	(2.1)
APO	Carepa	19,775	14,585	(26.2)	202,221	202,221	(3.0)
UIB	Quibdo	35,915	32,141	(10.5)	361,157	361,157	(6.1)
CZU	Corozal	7,713	7,897	2.4	81,661	81,661	14.3
International Traffic		128,652	140,921	9.5	1,347,112	1,390,657	3.2
MDE	Rio Negro	128,652	140,921	9.5	1,390,657	1,390,657	3.2
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		950,441	833,062	(12.3)	10,140,529	10,051,129	(0.9)
MDE	Rio Negro	695,919	608,802	(12.5)	7,429,640	7,429,640	(0.7)
EOH	Medellin	106,746	95,969	(10.1)	1,033,507	1,033,507	(0.0)
MTR	Monteria	84,373	73,668	(12.7)	942,943	942,943	(2.1)
APO	Carepa	19,775	14,585	(26.2)	202,221	202,221	(3.0)
UIB	Quibdo	35,915	32,141	(10.5)	361,157	361,157	(6.1)
CZU	Corozal	7,713	7,897	2.4	81,661	81,661	14.3

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

-	END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: January 12, 2018